UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to
                             ---------------- -----

                          COMMISSION FILE NUMBER 1-14756




          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                           AMEREN CORPORATION EMPLOYEE
                      LONG-TERM SAVINGS PLAN - IBEW NO. 702
         (formerly known as the Central Illinois Public Service Company
                  Employee Long - Term Savings Plan - IBEW 702)



          B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


                               Ameren Corporation
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                Ameren Corporation
                Employee Long-Term
                Savings Plan - IBEW No. 702
                Financial Statements
                December 31, 2003 and 2002



Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Index
December 31, 2003 and 2002
----------------------------------------------------------------------------------------------------------------------

                                                                                                             Page(s)

Report of Independent Registered Public Accounting Firm...........................................................1

Financial Statements

Statements of Net Assets Available for Benefits...................................................................2

Statements of Changes in Net Assets Available for Benefits........................................................3

Notes to Financial Statements...................................................................................4-8



Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of the Ameren Corporation Employee Long-Term
Savings Plan - IBEW No. 702



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702 (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





St. Louis, Missouri
June 18, 2004




Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
----------------------------------------------------------------------------------------------------------------------


                                                                                       2003               2002
Assets
Investments in Central Illinois Public Service
 Company Master Long-Term Savings Trust (Note 5)*                                  $ 40,754,242       $ 32,539,633

Cash                                                                                        792                971

Receivables
    Participant contributions                                                           133,164            183,013
    Employer contributions                                                               23,397             23,595
    Dividends and interest                                                               21,449             30,251
    Due from broker for securities sold                                                  14,510             15,577
                                                                                ----------------  -----------------

             Total receivables                                                          192,520            252,436
                                                                                ----------------  -----------------

             Total assets                                                            40,947,554         32,793,040

Liabilities
Accrued expenses                                                                         13,966                  -
                                                                                ----------------  -----------------

             Net assets available for benefits                                      $40,933,588        $32,793,040
                                                                                ================  =================

* Represents five percent or more of net assets available for benefits.







   The accompanying notes are an integral part of these financial statements.



Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
----------------------------------------------------------------------------------------------------------------------


                                                                                        2003               2002
Investment income (loss)
Plan interest in Central Illinois Public Service Company
 Master Long-Term Savings Trust (Note 5)                                             $6,606,177       $ (3,572,474)
                                                                                ----------------  -----------------

Contributions
Participant contributions                                                             3,176,552          3,335,999
Employer contributions                                                                  416,884            437,756
                                                                                ----------------  -----------------

                                                                                      3,593,436          3,773,755
                                                                                ----------------  -----------------

Benefits and expenses
Benefits paid to participants                                                         1,839,159          1,457,145
Administrative expenses                                                                  17,166              3,250
                                                                                ----------------  -----------------

                                                                                      1,856,325          1,460,395
                                                                                ----------------  -----------------

Plan transfer out (Note 1)                                                              202,740            543,453
                                                                                ----------------  -----------------

             Net increase (decrease)                                                  8,140,548         (1,802,567)

Net assets available for benefits
Beginning of the year                                                                32,793,040         34,595,607
                                                                                ----------------  -----------------

End of the year                                                                     $40,933,588       $ 32,793,040
                                                                                ================  =================








   The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


1.   Description of the Plan

     General
     The following is a brief summary of the various provisions of the Ameren Corporation (the "Company") Employee Long-Term Savings Plan - IBEW No. 702 (the "Plan"). The Plan provides for the investment in certain funds by each participating employee ("Participants") who are members of the IBEW No. 702 collective bargaining unit employed by Central Illinois Public Service Company, a wholly owned subsidiary of the Company, or Ameren Energy Generating Company, an indirectly wholly owned subsidiary of the Company ("Participating Subsidiaries"), as applicable. Participants should refer to the Plan document for more complete information.

     The Company adopted the Plan on January 1, 1990, to provide a systematic means by which certain eligible employees of the Company may adopt a regular savings program and secure federal income tax benefits resulting from participation in the Plan. The Plan is a defined contribution plan subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

     The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Merrill Lynch & Co., Inc. ("Merrill Lynch"), as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

     Certain   reclassifications  have  been  made  to  prior  year's  financial statements to conform to 2003 reporting.

     Participation
     Each employee of the Participating Subsidiaries receiving regular salary or wages who is part of the IBEW Local No. 702 collective bargaining unit and who has both completed one year of service (defined as a consecutive twelve-month period beginning with his/her employment commencement date or anniversary thereof during which he/she has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become an active participant.

     Contributions
     Prior to December 30, 2002, Participants could contribute from one percent to 15 percent of their base compensation to the Plan through payroll deductions (basic contributions). Effective December 30, 2002, the Company amended the Plan to allow Participants to contribute up to the lesser of one to 100 percent of their base compensation or $12,000 annually to the Plan through payroll deductions (basic contributions). The Company makes a matching contribution equal to $.25 for each $1.00 on the first six percent of a Participant's contribution. Company contributions are made based on specific agreements between the Company and the collective bargaining unit. All Company matching contributions are made to the extent sufficient earnings are available, as described in the Plan document.

     Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of available investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     fund to which they relate. Participants may elect daily to reallocate all or in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     Participant Loans
     The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $500, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the Participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, and (4) such other rules and regulations as may be adopted by the Company. At December 31, 2003 and 2002, the interest rates on Participant loans ranged from 4.0 percent to 9.5 percent and 4.25 percent to 9.5 percent, respectively.

     Vesting
     The amounts in Participants' accounts, including Company contributions, are fully vested at all times.

     Payment of Benefits
     Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's account less the unpaid amount of any outstanding loan, including accrued interest. Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments. Certain distributions may be deferred until a Participant reaches age 70 1/2, dies, or requests an earlier distribution, whichever occurs first.

     Plan Transfer Out
     Plan transfers out represent Participants' account balances which were transferred from the Plan during the year into the Ameren Corporation Savings Investment Plan.

     Plan Termination
     The Company intends to continue the Plan indefinitely. However, the Company has a right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, the Trustee will distribute assets remaining in the Plan with the exception that no distributions shall be made until a Participant attains age 59 1/2, except in certain specified situations.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to participants are recorded upon distribution.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     Investments
     All investments held by the Master Trust are presented at fair value as of December 31, 2003 and 2002. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued published at net asset market values including accrued income on the last business day of each year. Investments in the Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Income
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

     Administrative Expenses
     In general, expenses to administer the Plan, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plan. All transaction fees of an investment fund are paid from the assets of that investment fund.

3.   Transactions with Parties-in-Interest

     At December 31, 2003, the Master Trust held Company common stock for the Plan with a cost and market value of $10,644,535 and $11,709,230, respectively. During 2003, the Plan purchased shares at a cost of $1,813,015 and sold shares valued at $1,087,511.

     At December 31, 2002, the Master Trust held Company common stock for the Plan with a cost and market value of $8,894,395 and $10,043,115, respectively. During 2002, the Plan purchased shares at a cost of $2,041,586 and sold shares valued at $1,666,336.

     At December 31, 2003, the Master Trust held investments in various accounts for the Plan that are related to Merrill Lynch, the Plan's Trustee. At December 31, 2003, these investments had a cost and market value of $11,182,491 and $13,518,178, respectively. At December 31, 2002, these investments had a cost and market value of $10,440,321 and $9,236,740, respectively.

     These  transactions  are  allowable  party-in-interest  transactions  under
     Section 408(b)(8) of the ERISA regulations.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

4.   Federal Income Tax Status

     The Company received a favorable determination letter from the Internal Revenue Service dated May 29, 2002, concerning the qualification of the Plan under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986, concerning qualification of the Central Illinois Public Service Company Master Long-Term Savings Trust under federal income tax regulations. Management believes that the Plan is currently designed and is being operated in compliance with requirements of the Internal Revenue Code and that the Plan is tax exempt as of the financial statement date.

5.   Participation in Master Trust

     The Central Illinois Public Service Company Master Long-Term Savings Trust (the "Master Trust") was established April 1, 1985, to serve as the funding vehicle for the Plan and for the other separate Employee Long-Term Savings Plan, which is for the members of the IUOE No. 148 collective bargaining unit employed by Ameren Energy Generating Company. This separate plan is not included in this report and is shown separately in its own report. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 59 percent and 57 percent, respectively. Investment income (loss), gains and losses, and administrative expenses relating to the Master Trust are allocated to the Participant's account balance based on the percentage of the Participant's account balance to the total of all Participants' account balances in each investment fund as of each valuation date.


     The following table presents the fair value of investments for the Master Trust at December 31, 2003 and 2002:



                                                                                    2003              2002
     Investments at fair value
     Ameren Common Stock Fund                                                  $ 21,121,177      $ 19,223,384
     Standard & Poor's 500 Equity Index Trust                                    14,761,489        11,556,668
     Growth Equity Fund                                                           9,010,167         6,713,396
     Merrill Lynch Retirement Preservation Trust                                  5,570,523         3,575,048
     Money Market Fund                                                            5,157,889         5,490,256
     AIM Value Fund                                                               4,365,812         3,472,562
     Bond Index Fund                                                              3,238,826         3,204,261
     Participant Loan Fund                                                        2,361,913         2,485,781
     Merrill Lynch Global Allocation Fund - Class A                               1,732,344         1,060,384
     Merrill Lynch Capital Fund - Class A                                         1,242,312           782,614
                                                                             ---------------   ---------------

                  Total Master Trust investments                               $ 68,562,452      $ 57,564,354
                                                                             ===============   ===============






Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


     Investment  income (loss) for the Master Trust for the years ended December
     31, 2003 and 2002, is as follows:


                                                                                    2003                2002

     Interest and dividends                                                     $  1,628,387       $  1,648,516
     Net appreciation (depreciation) in fair value of investments                  9,026,400         (6,783,629)
                                                                             ----------------    ---------------

                                                                                $ 10,654,787       $ (5,135,113)
                                                                             ================    ===============


                                   SIGNATURES

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,  the trustees (or other  persons who  administer  the employee  benefit plan)  have duly  caused  this  annual  report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          AMEREN CORPORATION EMPLOYEE
                                          LONG-TERM SAVINGS PLAN -
                                           IBEW NO. 702



                                          AMEREN SERVICES COMPANY
                                              (Administrator)




                                          By    /s/ Donna K. Martin
                                            ------------------------------------
                                                    Donna K. Martin
                                                    Vice President

June 28, 2004




                                  EXHIBIT INDEX



Exhibit No.                       Description
-----------       ------------------------------------------

    23            Consent of Independent Auditors